UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 3, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21 Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

NOTICE TO SHAREHOLDERS

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) hereby informs its shareholders and the market in general that, in the Extraordinary General Shareholders’ Meeting held on December 3rd, 2018, at 09:30 am, it was approved the distribution of interim dividends on an extraordinary basis, in the total amount of R$2,783,319,849.66 (two billion seven hundred and eighty-three million three hundred and nineteen thousand eight hundred and forty-nine Brazilian reais and sixty-six centavos), equivalent to R$5.030371757 per share issued by the Company, disregarding the treasury shares, to be distributed in accordance with the following procedure:

1.                           The payment of the dividends in Brazil shall be made in national currency, in one installment, on December 12, 2018. With respect to the payment to the ADR holders abroad, we clarify that, due to the required bureaucratic procedures, the payment shall be concluded, also in one installment, on December 18, 2018.

2.                           Shall be entitled to the declared dividends those persons that are enrolled as shareholders of the Company on the date of (including) December 3rd, 2018.

3.                           As of December 4th, 2018 (including), the Company’s shares shall be traded “ex-dividends”.

4.                           There shall not be monetary adjustments or incidence of interest from the date in which the dividends were declared until the date of their payment.

5.                           The dividends are exempt from income tax, pursuant to applicable law.

6.                           The shareholders will have their credits available in the bank domicile provided by each shareholder to Itaú Unibanco S.A., the institution responsible for bookkeeping the Company’s shares.

7.                           Shareholders whose records do not contain the number of their individual or corporate taxpayer ID (CPF/CNPJ), or the indication of “Bank/Branch/Account”, shall receive their dividends from three (3) business days onwards from the date they update their records at the electronic files of Itaú Unibanco S.A., which can be done at any of the following branches specialized in shareholders assistance:

RIO DE JANEIRO

Av. Almirante Barroso, 52– 2º andar
Centro – Rio de Janeiro/RJ

SÃO PAULO

R. Boa Vista, 176 – 1º Subsolo
Centro – São Paulo/SP

Shareholders outside these localities might enter in contact on the following telephone numbers: Capital city and metropolitan region: (11) 3003-9285. Other localities: 0800-720-9285.

8.                           The shareholders whose shares are filed with institutions that render securities custodial services shall have their dividends credited in accordance with the procedures established by the depositary institutions.

São Paulo, December 3, 2018.

Guilherme Perboyre Cavalcanti

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO